Exhibit 99.1

Collective Mining Appoints Ned Jalil as Chief Executive Officer of the Company

TORONTO, April 21, 2025 /CNW/ - Collective Mining Ltd. (NYSE: CNL) (TSX: CNL) ("Collective" or the "Company") is pleased to announce changes in the executive management of the Company effective immediately with the appointment of Ned Jalil as Chief Executive Officer, and former CEO Omar Ossma retaining his role as President and continuing to perform his same duties within the day-to-day operations of the Company.

Ned Jalil is a seasoned mining executive with over 25 years of global experience across gold, silver, and key battery metals including copper and nickel.  Ned has successfully led projects from exploration through to feasibility, construction and production. Ned has held senior executive roles with Kinross Gold ("Kinross") and Appian Capital ("Appian"). As Chief Technical Officer at Kinross, Ned was instrumental in advancing key assets including the Great Bear project, where he delivered a 5-million-ounce initial resource, and Manh Choh, where he led a team that transitioned the asset from study to construction. At Appian, Ned led the construction and operational readiness of the MVV Copper-Gold Project, completing it ahead of schedule and under budget. Ned holds an MBA from the Kellogg-Schulich Executive MBA Program, along with Bachelor and Master degrees in mining engineering from Queen's University. He is a licensed Professional Engineer and a qualified person under National Instrument 43-101 and brings a strong foundation of technical and academic excellence to his leadership roles.

Ned Jalil commented: "I am thrilled to be joining such a dynamic and growing Company where I can lead a team with the goal of advancing the Guayabales project's Apollo discovery to production. Both the Guayabales and San Antonio projects are fortunately located in areas with excellent infrastructure with mining supportive populations and local governments. The potential for growth at the Guayabales project is astounding and I am excited to be part of one of the best new discoveries of the past decade made in Latin America."

"On behalf of the board of directors and management team, I would like to welcome Ned to the Collective team. Ned is a dynamic individual, who thinks outside the box and loves to tackle challenges head-on.  The Company is now moving at a rapid pace and Ned's background and experience are exactly what we need at this juncture to take the Guayabales project to an ultimate production decision," commented Ari Sussman, Executive Chairman.

About Collective Mining Ltd.

To see our latest corporate presentation and related information, please visit www.collectivemining.com.

Founded by the team that developed and sold Continental Gold Inc. to Zijin Mining for approximately $2 billion in enterprise value, Collective is a gold, silver, copper and tungsten exploration company with projects in Caldas, Colombia. The Company has options to acquire 100% interests in two projects located directly within an established mining camp with ten fully permitted and operating mines.

The Company's flagship project, Guayabales, is anchored by the Apollo system, which hosts the large-scale, bulk-tonnage and high-grade gold-silver-copper-tungsten Apollo system. The Company's objectives are to improve the overall grade of the Apollo system by systematically drill testing newly modeled potentially high-grade sub-zones, expand the Apollo system by stepping out along strike to the north and expanding the newly discovered high-grade Ramp Zone along strike and to depth, expand the Trap system and drill a series of newly generated targets including Tower and X.

Management and insiders own approximately 33.4% of the outstanding shares of the Company and as a result, are fully aligned with shareholders. The Company is listed on the NYSE American and TSX under the trading symbol "CNL" and on the FSE under the trading symbol "GG1".

Information Contact:

Follow Executive Chairman Ari Sussman (@Ariski73) on X

Follow Collective Mining (@CollectiveMini1) on X, (Collective Mining) on LinkedIn, and (@collectivemining) on Instagram

FORWARD-LOOKING STATEMENTS

This news release contains "forward-looking statements" and "forward-looking information" within the meaning of applicable securities legislation (collectively, "forward-looking statements"). All statements, other than statements of historical fact, are forward-looking statements and are based on expectations, estimates and projections as at the date of this news release. Any statement that involves discussion with respect to predictions, expectations, beliefs, plans, projections, objectives, assumptions, future events or performance (often, but not always using phrases such as "plans", "expects", "is expected", "budget", "scheduled", "estimates", "forecasts", "intends", "anticipates", or "believes" or variations (including negative variations) of such words and phrases, or state that certain actions, events or results "may", "could", "would", "might" or "will" be taken, occur or be achieved) are not statements of historical fact and may be forward-looking statements. In this news release, forward-looking statements relate, among other things, to: the anticipated advancement of mineral properties or programs; future operations; future recovery metal recovery rates; future growth potential of Collective; and future development plans.

These forward-looking statements, and any assumptions upon which they are based, are made in good faith and reflect our current judgment regarding future events including the direction of our business. Management believes that these assumptions are reasonable. Forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements. Such factors include, among others: risks related to the speculative nature of the Company's business; the Company's formative stage of development; the Company's financial position; possible variations in mineralization, grade or recovery rates; actual results of current exploration activities; conclusions of future economic evaluations; fluctuations in general macroeconomic conditions; fluctuations in securities markets; fluctuations in spot and forward prices of gold, precious and base metals or certain other commodities; fluctuations in currency markets; change in national and local government, legislation, taxation, controls regulations and political or economic developments; risks and hazards associated with the business of mineral exploration, development and mining (including environmental hazards, industrial accidents, unusual or unexpected formation pressures, cave-ins and flooding); inability to obtain adequate insurance to cover risks and hazards; the presence of laws and regulations that may impose restrictions on mining; employee relations; relationships with and claims by local communities and indigenous populations; availability of increasing costs associated with mining inputs and labour; the speculative nature of mineral exploration and development (including the risks of obtaining necessary licenses, permits and approvals from government authorities); and title to properties, as well as those risk factors discussed or referred to in the annual information form of the Company dated March 24, 2025. Forward-looking statements contained herein are made as of the date of this news release and the Company disclaims any obligation to update any forward-looking statements, whether as a result of new information, future events or results, except as may be required by applicable securities laws. There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements and there may be other factors that cause results not to be anticipated, estimated or intended. Accordingly, readers should not place undue reliance on forward-looking statements.

SOURCE Collective Mining Ltd.

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%CIK: 0001953575

For further information: Investors and Media: Paul Begin, Chief Financial Officer, p.begin@collectivemining.com, +1 (416) 451-2727

CO: Collective Mining Ltd.

CNW 06:30e 21-APR-25